UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: September 23, 2026
ARRIVED HOMES 5, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	99-3997278
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Series Clark; Arrived Series Lois; Arrived Series Goldfinger; Arrived Series Sambino; Arrived Series Pumpkin; Arrived Series Troncos; Arrived Series Alex; Arrived Series Liam; Arrived Series Lenka; Arrived Series Camphor; Arrived Series Sinalda; Arrived Series Adler; Arrived Series Belleglade; Arrived Series Ameris; Arrived Series Metcalf; Arrived Series Scarlett; Arrived Series Tully; Arrived Series Tyrell; Arrived Series Wasilla; Arrived Series Adela; Arrived Series Fortress; Arrived Series Arbolado; Arrived Series Lilinoe; Arrived Series Cyrus; Arrived Series Targaryen; Arrived Series Tilly; Arrived Series Vega; Arrived Series Blair; Arrived Series Evie; Arrived Series Briarmanor; Arrived Series Fizzy; Arrived Series Gerardo; Arrived Series Hendricks; Arrived Series Nathan; Arrived Series Stonemill; Arrived Series Terrien; Arrived Series Whippoorwill; Arrived Series Windgate; Arrived Series Wyndsong; Arrived Series Ashland; Arrived Series Galleta; Arrived Series Chesterton; Arrived Series Marilyn; Arrived Series Monroe; Arrived Series Poshington; Arrived Series Raider; Arrived Series Sandpiper; Arrived Series Wendover; Arrived Series Wesley; Arrived Series Wildcat; Arrived Series William; Arrived Series Gracianna; Arrived Series Camila; Arrived Series Rivendell; Arrived Series Arthur; Arrived Series Caldwell; Arrived Series Chloe; Arrived Series Chalkstone; Arrived Series Farinosa; Arrived Series Goshen; Arrived Series Gavin; Arrived Series Kitsune; Arrived Series Lucky; Arrived Series Parker; Arrived Series Rucker; Arrived Series Chadwick; Arrived Series Kanan; Arrived Series Haynes; Arrived Series Lancer; Arrived Series Orland; Arrived Series Ozark; Arrived Series Preston; Arrived Series Rosalee

(Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS
Declaration of Dividend
On September 23, 2026, Arrived Homes 5, LLC (“Arrived”) announced to shareholders that it will be paying dividends per membership interest in the amounts corresponding to the relevant series as listed in the chart below. Each dividend is payable to shareholders of record in the relevant series on September 24, 2026 and is expected to be paid on September 24, 2026. Settlement of the funds may take up to five (5) business days following the payment date. Shareholders will be issued a Form 1099-DIV following the end of Arrived’s fiscal year and should consult their tax advisors regarding any tax consequences regarding the investment and any dividends received. For any additional information regarding the membership interests discussed herein, shareholders should refer to the Offering Circular available on the SEC’s website dated May 19, 2026 (“Offering Circular”).

Series of Arrived Homes 5, LLC	Dividend Amount per Share
Clark	$ 0.033
Lois	$ 0.049
Goldfinger	$ 0.030
Sambino	$ 0.055
Troncos	$ 0.031
Alex	$ 0.037
Liam	$ 0.039
Lenka	$ 0.041
Camphor	$ 0.035
Sinalda	$ 0.029
Adler	$ 0.034
Belleglade	$ 0.039
Ameris	$ 0.029
Metcalf	$ 0.043
Scarlett	$ 0.031
Tully	$ 0.033
Tyrell	$ 0.038
Adela	$ 0.038
Fortress	$ 0.047
Arbolado	$ 0.032
Lilinoe	$ 0.034
Cyrus	$ 0.030
Targaryen	$ 0.039
Tilly	$ 0.045
Vega	$ 0.030
Blair	$ 0.033
Evie	$ 0.040
Briarmanor	$ 0.035
Fizzy	$ 0.036
Gerardo	$ 0.037
Hendricks	$ 0.046
Nathan	$ 0.039
Stonemill	$ 0.034
Terrien	$ 0.039
Whippoorwill	$ 0.039
Windgate	$ 0.038
Wyndsong	$ 0.022
Ashland	$ 0.040
Galleta	$ 0.031
Chesterton	$ 0.032
Marilyn	$ 0.039
Monroe	$ 0.030
Poshington	$ 0.039
Raider	$ 0.044
Sandpiper	$ 0.026
Wendover	$ 0.034
Wesley	$ 0.033
Wildcat	$ 0.044
William	$ 0.032
Gracianna	$ 0.030
Camila	$ 0.027
Rivendell	$ 0.029
Arthur	$ 0.045
Caldwell	$ 0.030
Chloe	$ 0.030
Farinosa	$ 0.036
Goshen	$ 0.030
Gavin	$ 0.029
Kitsune	$ 0.033
Lucky	$ 0.032
Parker	$ 0.026
Rucker	$ 0.030
Kanan	$ 0.039
Orland	$ 0.039
Ozark	$ 0.034

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 23, 2026.

ARRIVED HOMES 5, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer